                                                                    EXHIBIT 19.7

                                                            www.ivanhoemines.com

IVANHOE MINES LTD.

                           Quarterly Technical Report

                                      FOR THE THREE MONTHS ENDED JUNE 30TH, 2003

INDEX                                      PAGE
-----------------------------------------------
Copper Production Summary                    2
-----------------------------------------------
Iron Production Summary                      2
-----------------------------------------------
Production:
     Monywa/Letpadaung, Myanmar              2
     Eunsan Mine, Korea                      3
     Savage River, Tasmania                  6
     Bakyrchik, Kazakhstan                   7
-----------------------------------------------
Development:
     Modi Taung, Myanmar                     8
     Oyu Tolgoi/Turquoise Hill,              8
     Mongolia
-----------------------------------------------
Exploration:
Mongolia:
     Oyu Tolgoi/Turquoise Hill              12
     Kharmagtai & Ovoot Hyar                16
     Gold Hill                              16
     Chun                                   17
     Saran Uul                              18
     Oyut Ulaan                             19
     Shuteen                                19
     Mongolia Reconnaissance                20
Korea:                                      21
China:                                      21
Vietnam:                                    21

For further information, please contact:

Bill Trenaman
Investor Relations
Ivanhoe Mines Ltd.
654-999 Canada Place
Vancouver, British Columbia
Canada V6C 3E1

Telephone: 604-688-5755
Facsimile: 604-688-7168
E-mail: bill@ivancorp.com

This information is available on our website at www.ivanhoemines.com

KEY POINTS:

     - On July 21, 2003, AMEC E&C Services Limited issued a new resource estimate for the Turquoise Hill Project. AMEC now estimates that the Turquoise Hill Project contains inferred resources totalling 2.4 billion tonnes grading 0.61% copper and 0.14 g/t gold, at a 0.30% copper equivalent cut-off, containing approximately 14.7 million tonnes (32.4 billion pounds) of copper and 11.2 million ounces of gold. This represents an increase of 45% in the amount of copper and a 24% increase in the amount of gold since the previous estimate in February 2003. In addition to the inferred resources, the project also contains 509 million tonnes of indicated resources in the Southwest Zone grading 0.40% copper and 0.59 g/t gold, containing approximately 2.1 million tonnes (4.5 billion pounds) of copper and 9.7 million ounces of gold, at the same cut-off grade.

     - Drilling at the Far North Zone at Turquoise Hill has delineated a high-grade core of inferred resources greater than 2% copper equivalent that contains 68.8 million tonnes grading 2.92% copper and 0.28 g/t gold. The tonnage in the high-grade zone is more than double the amount of AMEC's previous estimate issued in February this year.

OVERVIEW PRODUCTION

     - Copper cathode production for the quarter from the Monywa Mine was 6,744 tonnes. Ivanhoe's 50% net share of sales revenue was US$5.54 million.

     - Iron pellet production for the quarter from ABM's Savage River Mine was 534,000 tonnes. Pellet sales were 558,000 tonnes. Sales revenue was A$27.7 million, US$17.8 million tonnes.

     - Gold production for the quarter from oxide ores at the Bakyrchik Mine was 921 ounces. There was no gold production at the Eunsan Mine as the mill remained on care-and-maintenance status during the quarter.

DEVELOPMENT

     - AMEC-Ausenco Joint Venture is conducting advanced scoping studies of the Turquoise Hill Project.

EXPLORATION

     - Resource delineation drilling continues with 13 drill rigs at Turquoise Hill and exploration scout drilling is continuing at several of Ivanhoe's gold and copper prospects elsewhere in Mongolia.

     - Surface exploration continued during the quarter at the Eunsan Gold Project, with the main focus being placed on the Gasado Island Lighthouse Vein and the Central Vein.

2

COPPER PRODUCTION SUMMARY

                     TONNES OF ORE                   CATHODE     MINEGATE CASH           SALES
                        TO HEAP         HEAD GRADE  PRODUCTION        COST           50% NET SHARE
JUNE 2003 QUARTER       (000'S)          (% CU)      (TONNES)       (US$/LB)            US$(000)
------------------------------------------------------------------------------------------------------
Monywa,                 2,220,178         0.57        6,744             0.46             5,535
S&K,
Myanmar

IRON PRODUCTION SUMMARY

                                                                   PELLET
SAVAGE RIVER,        TONNES MILLED     CONCENTRATE     GRADE     PRODUCTION          PELLET SALES
  AUSTRALIA               WET           PRODUCTION     (DTR)      (TONNES)             (TONNES)
-------------------------------------------------------------------------------------------------
Q2 - 2003               1,277,730        513,390        42.3       534,172             558,243
Q2 - 2002               1,237,602        587,456       50.00       576,264             607,275

SAVAGE RIVER,
AUSTRALIA
TOTAL IRON ORE                                       TOTAL OPERATING         CAPITALIZED
PRODUCT                             SALES REVENUE         COSTS          PRE-STRIPPING COSTS
SALES RESULTS        TONNES SOLD    (A$ MILLION)      (A$ MILLION)          (A$ MILLION)
----------------------------------------------------------------------------------------------
Q2 - 2003              648,120           27.7             28.2                   4.3
Q2 - 2002              629,144           26.9             26.4                   4.8

PRODUCTION:

OVERVIEW

MONYWA COPPER JOINT VENTURE, MYANMAR:

The S&K Mine produced 6,744 tonnes of LME grade A cathode copper during the quarter. This is an average of 2,248 tonnes per month and equivalent to annual production of 26,976 tonnes per annum ("tpa").

An expanded pilot plant electrowinning facility was commissioned at the beginning of April. Cathode production is now averaging over 80 tonnes per day ("tpd") and is approaching a nominal annual rate of 31,000 tpa. In May and June, cathode production was 2,601 and 2,535 tonnes respectively, reflecting an average of 82 tpd. This higher than normal production level, was made possible due to high heap leach solution levels and the electrowinning pilot plant expansion.

Production in April was limited to 1,608 tonnes due to a ten day shutdown at the S&K Commercial Plant electrowinning facility. The shutdown was caused by a break down in the rectiformer unit; however production prior to and after the shutdown averaged in excess of 80 tpd. Repairs were completed and the plant is now operating normally.

The three new Caterpillar 777 haul trucks continued to perform well at 96% availability. Operating costs are significantly lower than for the older 773B and contract mining fleet.

High heap leach solution grades assisted cathode production reagent usage and power efficiency. Although unit costs were affected by the ten day shutdown, cash costs were low at approximately $0.46/lb.

3

Ore grade remained relatively high at 0.57% assisted by production from the newly developed stage 3 and Sabetaung South pit.

Preparations for test pit mining at Letpadaung were made with the design completed on a new 10,000 tonnes per day test mini pit. Commencement of mining operations at the new Letpadaung test pit site is planned for July.

                                   QTR END
                                  JUNE 2003
     S&K COPPER MINE               ACTUAL
-------------------------------------------
Tonnes ore to heap (000's)            2,220
-------------------------------------------
Total tonnes mined (000's)            4,163
-------------------------------------------
Grade (Cu CN %)                        0.57
-------------------------------------------
Strip Ratio                           0.897
-------------------------------------------
Tonnes Sold (000's)                   7,112
-------------------------------------------
Cathode Production (tonnes)           6,744
-------------------------------------------
Revenue ($000's)                     11,070
-------------------------------------------
Price of Copper (US$ per Lb.)          0.74
===========================================

EUNSAN GOLD-SILVER MINE, SOUTH KOREA:

Underground mining for the quarter focused on stoping the high grade eastern shoot from the minus 30 level, extending development along strike on the minus 50 level and establishing a minus 70 level access.

Ore haulage from underground during the quarter totalled 6,215 tonnes grading
26.0 g/t gold equivalent. Surface stocks at the end of the quarter were 9,621 tonnes grading 21.5 g/t gold equivalent.

Three consecutive benches were mined below the minus 30 east high-grade ore shoot. The base of the stope was backfilled with concrete to a height of three meters and then mullock to the original minus 30 level floor height. The concrete will act as a crown pillar support for deeper level mining. The tonnes and grade mined from the eastern high grade shoot during the quarter are provided in the table below:

  LEVEL (RL)          TONNES        AU (G/T)       AG (G/T)        AUEQ(G/T)
---------------------------------------------------------------------------
  -26 to -33            993          23.65           1930            53.3
---------------------------------------------------------------------------
  -30 to -34            956          12.05            844            25.0
---------------------------------------------------------------------------
 -34 to -36.5           739          18.07           1711            44.4
---------------------------------------------------------------------------
-36.5 to -39.5          381          12.76           1245            31.9
===========================================================================

The intention over the coming quarter is to continue stoping the high grade eastern shoot using a cut and fill mining method between the minus 26 and minus 20 RL and then use a shrinkage stoping method to mine the shoot to the base of the open pit.

Development on the western half of the minus 30 level was placed on hold during the quarter due to the intersection of a system of mud filled cavities associated with faulting.

Development was extended along strike in the minus 50 level east and minus 55 level west. The minus 50 level east proved that the high grade shoot currently being

4

stoped from the minus 30 level extends in depth to the minus 50 level. There are currently three deeper level diamond drill intercepts at minus 60 RL that evidence extensions of the high grade shoot at depth. A pneumatic bazooka diamond drill rig will be used to test this shoot to a depth of minus 70 level over the coming quarter.

A second mine access, via an open pit, was mined during the quarter. The purpose of the second mine access is to allow for the mining of the high grade eastern shoot beneath the original open pit.

The mill remained on care-and-maintenance status during the quarter. The Sang Bon (a local open pit) mining lease was transferred to Sun Shin Mining during the third quarter. Means of dewatering and transporting milled tailings to the Sang Bon pit are presently being investigated in connection with a possible re-commissioning of the mill in the quarter.

Surface exploration continued during the quarter with the main focus being placed on the Gasado Island Lighthouse Vein and Central Vein. Significant intercepts made during the quarter are provided in the table below:

         GASADO CENTRAL VEIN DRILLING

                     FROM          TO         INTERV.      AU        AG        AU EQ.
      DDH             (M)          (M)          (M)       (G/T)     (G/T)      (G/T)          PEAK ASSAYS (G/T)
-------------------------------------------------------------------------------------------------------------------------
GS03DD-59           158.70       159.70        1.00       1.73       112        3.34
-------------------------------------------------------------------------------------------------------------------------
                    160.90       161.80        0.90       4.68       115        6.33
-------------------------------------------------------------------------------------------------------------------------
                    162.50       167.00        4.50       2.44       132        4.33      1.0m @ 2.70Au, 244Ag, 6.18AuEq.
-------------------------------------------------------------------------------------------------------------------------
                    168.00       171.00        3.00       2.24        84        3.44      1.0m @ 2.48Au, 129Ag, 4.33AuEq.
=========================================================================================================================

         SEONGSAN PROSPECT

                     FROM          TO         INTERV.      AU        AG        AU EQ.
      DDH             (M)          (M)          (M)       (G/T)     (G/T)      (G/T)          PEAK ASSAYS (G/T)
------------------------------------------------------------------------------------------------------------------------------
SS011                31.00        32.00        1.00        1.10       10         1.24
------------------------------------------------------------------------------------------------------------------------------
                     69.00        71.00        2.00        1.58       10         1.72       1.00m @ 2.03Au, 10 Ag, 2.17 Au Eq.
------------------------------------------------------------------------------------------------------------------------------
                    121.00       123.00        2.00        4.65       10         4.79       1.00m @ 8.03Au, 10 Ag, 8.17 Au Eq.
------------------------------------------------------------------------------------------------------------------------------
                    139.00       142.00        3.00        2.43       13         2.62       1.00m @ 3.70Au, 15 Ag, 3.91 Au Eq.
==============================================================================================================================

5

         GASADO LIGHTHOUSE VEIN DRILLING

                    FROM          TO         INTERV.      AU        AG        AU EQ.
      DDH            (M)          (M)          (M)       (G/T)     (G/T)      (G/T)              PEAK ASSAYS (G/T)
----------------------------------------------------------------------------------------------------------------------------------
GSO3DD-50          102.00       105.00        3.00        1.27       96         2.64     1.0m @ 1.68Au, 141Ag, 3.70AuEq.
----------------------------------------------------------------------------------------------------------------------------------
                   110.00       112.00        2.00        1.03       62         1.91     1.0m @ 1.02Au, 69Ag, 2.00AuEq.
----------------------------------------------------------------------------------------------------------------------------------
                   116.40       118.00        1.60        2.01      124         3.78     1.0m @ 2.53Au, 150Ag, 4.68AuEq.
----------------------------------------------------------------------------------------------------------------------------------
                   133.00       135.00        2.00        1.99      170         4.43     1.0m @ 3.02Au, 285Ag, 7.09AuEq.
----------------------------------------------------------------------------------------------------------------------------------
GS03DD-51           40.00        41.00        1.00        0.97      156         3.20
----------------------------------------------------------------------------------------------------------------------------------
                    65.40        69.00        3.60        2.24      101         3.68     1.0m @ 3.02Au, 120Ag, 4.73AuEq.
----------------------------------------------------------------------------------------------------------------------------------
GS03DD-52           79.55        79.90        0.35        1.27       44         1.90
----------------------------------------------------------------------------------------------------------------------------------
                    82.00        86.00        4.00        4.03      344         8.95     1.0m @ 5.47Au, 435Ag, 11.67AuEq.
----------------------------------------------------------------------------------------------------------------------------------
                    86.00        90.00        4.00       27.27     2250        59.41     1.0m @ 39.88Au, 3398Ag, 88.43AuEq.
----------------------------------------------------------------------------------------------------------------------------------
                    90.00        94.00        4.00        1.37      104         2.85     1.0m @ 2.57Au, 253Ag, 6.18AuEq.
----------------------------------------------------------------------------------------------------------------------------------
                    94.00       100.00        6.00       19.89     2242        51.91     1.0m @43.18Au, 4693Ag, 110.23AuEq.
----------------------------------------------------------------------------------------------------------------------------------
GS03DD-56           83.00        88.00        5.00        2.33      156         4.55     1.0m @3.47Au, 303Ag, 7.79AuEq.
----------------------------------------------------------------------------------------------------------------------------------
                    90.00        92.00        2.00        5.32      228         8.58     1.0m @7.12Au, 320Ag, 11.69AuEq.
----------------------------------------------------------------------------------------------------------------------------------
GS03DD-57           83.50        86.00        2.50        2.33       92         3.65     0.5m @ 4.77Au, 78Ag, 5.88AuEq.
----------------------------------------------------------------------------------------------------------------------------------
                    97.00        98.00        1.00        1.13       41         1.72
----------------------------------------------------------------------------------------------------------------------------------
                   114.00       116.00        2.00        1.70       40         2.28     1.0m @ 1.85Au, 43Ag, 2.31AuEq.
----------------------------------------------------------------------------------------------------------------------------------
                   117.00       119.00        2.00        2.57      149         4.70     1.0m @ 3.88Au, 232Ag, 7.19AuEq.
=================================================================================================================================

6

         KEUNSAN PROSPECT DRILLING

                    FROM           TO        INTERV.      AU        AG        AU EQ.
      DDH            (M)          (M)          (M)       (G/T)     (G/T)      (G/T)              PEAK ASSAYS (G/T)
--------------------------------------------------------------------------------------------------------------------------
KN 016               50.00        51.00        1.00       2.72       31         3.16
--------------------------------------------------------------------------------------------------------------------------
                     64.00        66.00        2.00       1.30       57         2.11      1.0m @ 1.72Au, 66Ag, 2.66AuEq.
--------------------------------------------------------------------------------------------------------------------------
                     67.00        68.00        1.00       7.30      231        10.60
--------------------------------------------------------------------------------------------------------------------------
                     69.00        70.00        1.00       1.15       26         1.52
--------------------------------------------------------------------------------------------------------------------------
                     96.50        98.00        1.50       1.42       18         1.67      1.0m @2.00Au, 32Ag, 2.45AuEq.
--------------------------------------------------------------------------------------------------------------------------
                    106.00       107.00        1.00       1.07       13         1.25
--------------------------------------------------------------------------------------------------------------------------
                    115.00       116.00        1.00       2.15       50         2.86
--------------------------------------------------------------------------------------------------------------------------
KN 017               51.00        51.50        0.50      13.85      531        21.44
--------------------------------------------------------------------------------------------------------------------------
                     51.50        53.00        1.50       1.17       55         1.96      0.5m @ 1.75Au, 65Ag, 2.68AuEq.
--------------------------------------------------------------------------------------------------------------------------
                     59.00        64.30        5.30       1.35       33         1.82      1.0m @ 3.27Au, 66Ag, 4.21AuEq.
--------------------------------------------------------------------------------------------------------------------------
                     90.00        91.00        1.00       1.15       22         1.46
--------------------------------------------------------------------------------------------------------------------------
                    136.50       138.00        1.50       1.53      332         6.27      0.6m @ 2.67Au, 605Ag, 11.31AuEq.
==========================================================================================================================

SAVAGE RIVER, TASMANIA:

The iron-ore market has been characterized by strong market conditions and tight supply prompting steel mills to secure long-term iron ore pellet contracts. Most of Australian Bulk Mineral's planned production over the next 3 - 4 years has now been taken up in supply contracts.

Iron price negotiations have been protracted, with lumps and fines prices only recently settled and pellet prices still to be finalized, though a 9 - 10% increase now seems likely. This will help reduce the impact of a strengthening Australian dollar, which has increased by approximately 15% against the US dollar since the beginning of the year.

Total iron ore sales were slightly higher than the same quarter last year, largely due to the timing of shipments, as all available production was sold.

An extended maintenance shut down in the mill caused concentrate production to fall slightly below plan. It is anticipated that the shortfall will be recovered in the second half of the year with improving grades from the South Deposit.

7

Mine operations progressed well with material movement slightly ahead of plan due to high availabilities and utilization of equipment.

A redesign in North Pit Extension Three was completed during the quarter and is expected to improve the continuity of ore supply over the mine's five year plan. By reducing strip ratios and improved scheduling of the various cut back sequences, an ore body model for the South Center Pit is nearing completion and results will add to ore supply planning for the mine.

Four of the five furnaces at Port Latta have been converted to gas. Conversion of the fifth furnace has been postponed indefinitely as four furnaces are adequate for the current levels of production.

Pellet quality over the quarter has been consistent with the previous quarter.

BAKYRCHIK GOLD MINE, KAZAKHSTAN:

-    GOLD PRODUCTION FOR 2ND QUARTER, 2003:

April   Nil
--------------
May     508 oz
--------------
June    413 oz
--------------
Total   921 oz
==============

Oxide ore production resumed again in May with in excess of 900 oz being produced during the second quarter. With the existing stockpiles anticipated to be depleted around mid July, preparation for the production of concentrate from the sulphide ores commenced.

In parallel with this operational aspect, work continued on the sulphide ore feasibility and test work program. Test work has focussed on a roasting process, but other processes including bacterial and chemical oxidation are also being tested.

8

DEVELOPMENT:

MODI TAUNG GOLD PROJECT BLOCK 10, MYANMAR:

At the Modi Taung quartz-gold vein project in Block 10, exploration continued through the quarter in order to increase tonnage of the potentially mineable stopes. This increased from 50,000 tonnes early in the year to 70,000 tonnes in late June.

Underground advances totalled 829 m, of which 648 m were on the Shwesin vein system and 181 m on the Htongyi Taung veins. At Shwesin, work included opening of Level 1200 to a 2.2 m width; this adit will continue the south-eastward advance towards Momi Taung as the advance in Level 1225 nears the surface and is suspended. On Level 1025 cross-cuts demonstrated the presence of a second vein about 8 m east of the main vein. On the Htongyi Taung vein system, 750 m east of Shwesin, drifting on the deepest (950 m) Level intercepted an eastern vein, grading at an average of 310 g/t over 37 cm. Intercepts on the new 975 Level at Htongyi Taung exhibit upward continuation of the two veins, which at this Level contain visible gold. Test stoping above the Shwesin 1000 m Level from raise 2 defined a continuous vein along the hanging wall of the 25 m long undercut. This vein averaged 29 g/t of gold and 41 cm in width. The first test cut, above the undercut, is in progress. Waste rock is readily separated from the veins with light blasting and arching of the back. Only 10% dilution occurred and explosive consumption was less than expected. Daily production is expected to improve with the use of longer drill steel and light blasting products. Diamond core drilling continued with five inclined holes on the southeast projection of the Htongyi Taung vein, and extended a minimum of 100 m in strike length beyond the then adit face on the 950 m Level. Drill Hole 28 produced an assay of 170 g/t over 20 cm. Three short inclined holes (33 to 35) were drilled on the continuation of the southeast projection of the vein in the suspended Theingi adits, north of the Shwesin vein. In these holes shear zone intercepts containing quartz fragments reflect the thick sandstone host rocks in which veins disperse and dissipate. The drilling program was completed on the 23rd of May. During the quarter a total of 1,393 m was drilled, bringing the overall total drilled to 5,385 m.

Surface exploration (grid mapping, soil sampling and trenching) and assessment were undertaken on 12 quartz-gold vein prospects in Block 10 north of Modi Taung. As a result, the Kankaung prospect is expected to justify exploration aditing.

A revised and updated draft scoping study for development of the Modi Taung veins was prepared in June for submittal to the Myanmar Mines Ministry.

OYU TOLGOI/TURQUOISE HILL:

PRE-FEASIBILITY AND SCOPING STUDIES:

The AMEC Ausenco Joint Venture was appointed to undertake advanced scoping studies of the Oyu Tolgoi Project in the first quarter of 2003. The Oyu Tolgoi scoping study was certified for ISO 14001 accreditation. Studies are on-going and achievements for the current quarter are highlighted below.

9

UNDERGROUND MINING:

Minproc created a variety of mining and treatment schedules for open pit and combined open pit/underground development scenarios. SRK Consulting continued work on preliminary studies for the project including examination of potential mining concepts for the Southwest ore body (that portion which would not be removed by means of open pit mining) and the Far North ore body. Mining layouts have been developed to encompass sub level caving and block caving. Investigations have been underway to determine the most suitable locations for an exploratory decline and an exploration shaft. It is likely that the decline will be driven into the southern portion of the Far North deposit to provide drill stations for definition drilling of the deposit for mine planning and feasibility studies as well as bulk samples for advanced metallurgical test work. It is also likely that the shaft will be sunk on the northeast side of the Far North Extension to expedite entry to the high grade zones in the Far North Extension for definition drilling and bulk sampling. By utilizing a shaft, the time lag between extending the decline from the southern portion to the Far North Extension can be shortened significantly.

METALLURGICAL TEST WORK:

A pre-feasibility level test program with PQ half core samples from the Southwest and Central Oyu has commenced. Test work on material from the Far North Oyu has been conducted using quarter core samples.

The Far North samples represent the southern portion of the currently identified resource. Larger diameter PQ core samples are required from the Far North and will be included in the pre-feasibility program at a later date.

The HQ & NQ quarter samples from the Far North were divided into two ore types, chalcopyrite and chalcocite. There is the presence of both arsenic and fluorine in the final copper concentrate from the Far North ore. A test utilising a caustic thiosulphate and sulphide regime proved to be successful in removing 95% of the arsenic. Tests are being conducted to evaluate the ability to remove fluorine from the concentrate as well as to quantify the abundance of fluorine bearing minerals in the concentrate and the content of fluorine contained within these minerals.

Results were obtained from preliminary batch flotation tests on the Far North quarter samples. The results, summarized in the table below, were performed on composite samples from diamond drill holes 355 and 367A. These samples represented the host lithologies and copper mineralization within the deposit.

10

SGS LAKEFIELD FLOTATION TEST RESULTS:

                                  INTERVALS                   TEST               GRADE               RECOVERY
                        ----------------------------------------------------------------------------------------
SAMPLE                                                                      COPPER     GOLD    COPPER       GOLD
NUMBER    DRILL HOLE     FROM       TO       METRES         PRODUCT           (%)      (G/T)     (%)         (%)
----------------------------------------------------------------------------------------------------------------
FNE1        OTD355        868       898        30      FEED                  1.82      0.18
----------------------------------------------------------------------------------------------------------------
                                                       CONCENTRATE           30.6      2.58      87.0       73.7
----------------------------------------------------------------------------------------------------------------
FNE2        OTD355        898      1002       104      FEED                  2.43      0.10
----------------------------------------------------------------------------------------------------------------
                                                       CONCENTRATE           33.6      1.02      92.3       71.9
----------------------------------------------------------------------------------------------------------------
FNE3        OTD367A       830      1084       254      FEED                  1.58       NA
----------------------------------------------------------------------------------------------------------------
                                                       CONCENTRATE           30.6       NA       89.7        NA
----------------------------------------------------------------------------------------------------------------
FNE4        OTD367A      1084      1154        70      FEED                  5.72      1.85
----------------------------------------------------------------------------------------------------------------
                                                       CONCENTRATE           53.4      17.2      96.9       96.6
================================================================================================================

The quarter core sample test program tested the dependence of rougher copper recovery to grind. It was determined that the rougher performance is improved at finer grinds but the chalcopyrite ore has a steeper dependence above 200 microns. Cycle tests were conducted where chalcopyrite ore did not show any change in metallurgical performance as a result of a coarsening of the primary grind. The chalcocite sample had slightly inferior performance at the coarser primary grind.

The PQ half core sample test program has tested four ore types from Central Oyu and three ores from Southwest Oyu. The sample composites from the Southwest Oyu samples were evaluated for metallurgical performance as a function of primary grind. Locked cycle tests were also performed at the selected combination of primary grind and regrind.

Sample one and three from Southwest Oyu were similar and showed a linear dependence of copper recovery to grind from 74 to 200 microns. The second sample was insensitive to grinds between 74 and 150 microns but at coarser grinds up to 300 microns the copper rougher recovery degraded rapidly.

The samples tested for Central Oyu showed little rougher recovery sensitivity from 60 to 150 microns. At 150 microns, the copper rougher recovery decreased. The exception to this was the final sample from Central Oyu that exhibited a more pronounced decrease in rougher recovery at 100 microns.

The larger particle size material has been prepared for grinding tests specifically designed to provide engineering parameters for semi-autogenous grinding ("SAG"). The ores from both Southwest and Central Oyu have been determined not to be abrasive. The autogenous work indexes range from 17-19 kWh/t for Southwest and 9 - 13 kWh/t for Central ores. Bond rod mill and ball mill work indexes follow the same trend with Southwest ranging from 17 - 20 kWh/t and Central from 10-13 kWh/t. The SAG Power Index (SPI) determinations show the same trend as the autogenous and bond work indexes.

11

ACID ROCK DRAINAGE ("ARD"):

A study was commissioned to determine the ARD potential of the mine rock and waste materials and to advise on the management of waste materials. Phase one of this study was completed in May 2003. To date, samples from Southwest Oyu and Central Oyu have been tested for ARD potential. Results have shown that 72% of host lithology samples from Central Oyu and 46% of host lithology samples from Southwest Oyu were classified as potentially acid forming (PAF). All three tailings samples tested were classified as PAF. At the time of development and production the appropriate management strategies will be utilized in order to minimize the risk of acid generation and associated ARD impacts. As the project advances further ARD studies will be conducted.

GROUNDWATER INVESTIGATIONS:

Drilling for groundwater resources to meet the expected development and production water requirements has continued throughout this quarter. Drilling in the Galbyn Gobi area has been met with success. The Galbyn Gobi region along with the Javkhlant areas host the largest aquifers identified by Aquaterra (Consultant retained by Ivanhoe for groundwater investigations). An assessment of the aquifers discovered to date suggests that they could provide sufficient water to meet the mine process requirements of at least a 50,000 tonne per day mining operation. Water exploration continues and drilling of test holes for aquifer testing will commence during the third quarter of this year.

TRANSPORTATION:

Assessment of routes for roads and railways continued during the quarter. Chinese authorities in the province of Inner Mongolia issued formal approval announcing the construction of an upgraded 226-kilometre highway that will provide a direct highway link between the Mongolian border crossing, 80 kilometres south of Ivanhoe's Oyu Tolgoi project, and the Trans-China Railway system.

The highway, which is scheduled to be completed before the end of this year, will provide access for heavy construction equipment and supplies to Oyu Tolgoi and can subsequently be used to send copper and gold concentrates from Oyu Tolgoi to smelters and consumers in China.

Ivanhoe has initiated discussions with Mongolian and Chinese government authorities to extend the highway the final 80 kilometres to the Oyu Tolgoi project site.

12

EXPLORATION:

Ivanhoe continued to increase its landholding throughout Mongolia during the second quarter of 2003. Ivanhoe now holds 111 exploration licences covering 9,560,586 hectares (95,605.86 km2) and has applied for another 3 licences totalling 243,111 hectares (2,431.11 km(2)).

TURQUOISE HILL/OYU TOLGOI:

Exploration drilling continues and has been accelerated, utilizing thirteen drill rigs to delineate the extent of the Far North Zone. To date, the Far North has been extended at least 800 metres beyond the northern limit of the area used to calculate the resource estimate prepared by AMEC E&C Services Limited in the first quarter of 2003. A revised resource estimate, to include the latest results from the Far North, was announced on July 21, 2003.

The north-south strike length of the Far North Zone now extends more than two kilometres. The estimated width of the Far North Zone currently ranges between 200 and 800 metres. The deposit remains open for expansion along strike, margins and depth.

Diamond core drilling is currently focused on delineating the Far North Extension zone. Recent significant assay results include 144 metres at 4.41% copper and 1.61 g/t gold in Hole 367A, and 66 metres at 3.52% copper and 1.88 g/t gold in Hole 409. Hole 367E encountered 204 metres grading 3.73% copper and
0.39 g/t gold. Hole 367E is 200 metres east of 367A and 100 metres east of 367B which intersected 108 metres grading 3.73% copper and 0.26 g/t gold. Hole 367D, 150m east of 367E intersected 232m grading 1.06% copper and 0.08 g/t gold. Assays are pending for Hole 367F drilled midway between 367A and B. Hole 367F has intersected an additional 250 metres of strong copper mineralization starting at 896m and currently remains in high-grade copper at a depth of 1,400 metres after encountering a post mineral dyke from 1162m to 1296m. Six high capacity drill rigs are currently drilling deep holes utilizing the navi drill system which allows multiple holes to be drilled from a single mother hole. For example, OTD367 has now had 6 holes fanned from a depth of 420m with a subsequent net cost savings of approximately US$20,000 per daughter hole.

In addition to delineating the high-grade core, Ivanhoe continues to explore for a porphyry intrusion that could lie beneath the high-grade Far North Extension. An induced polarization survey indicates that this zone may extend for 1 km beyond Hole 367, where it appears to be cut off by a major cross-structure near the northern boundary of the concession. Drilling north of the cross-structure intersected a large, unmineralized, granodiorite complex that could be a potential source of water for the project.

Core drilling on the southern half of Far North is also continuing utilizing smaller capacity LY44 drill rigs. Infill holes are being drilled on selected sections to provide better definition of the hanging wall and footwall contacts and where hole spacing exceeds 150m to 200m, as a precursor to indicated resources. Hole 423 encountered 240m grading 1.80% copper and 0.06 g/t gold including 88m grading 2.88% copper and 0.12g/t gold. Hole 442, drilled 250m up dip on the same section intersected 360m grading 1.43% copper and 0.03g/t. These two holes were drilled up and down

13

dip of OTRCD340 which had previously drilled 270m grading 1.77% copper and 0.08 gold including 78m of 3.12% copper and 0.14g/t gold.

Geotechnical drilling has also begun with four core holes drilled on the western side of Far North to evaluate ground conditions for a decline. The holes encountered generally poor ground conditions including moderate to strong mineralization. Geotech drilling has now shifted to the east side of the Far North where 3 holes are now in progress. Here the rocks are sediments and basalt with little chance of encountering copper mineralization. While sections of the sedimentary rocks are broken and faulted, the preferred route for the decline appears to be on the eastern side. Drilling for the Far North Extension shaft will commence in July.

At Southwest Oyu, two LY44 rigs are drilling geotech holes to evaluate future pit wall stabilities.

Expenditures for the quarter were approximately US$7.6 million.

SUBSEQUENT EVENTS:

As of July 21, 2003 AMEC provided an updated inferred resource estimate to include holes drilled in the Far North Extension. AMEC's February, 2003, inferred resource estimate for the Far North deposit, using a 0.60% copper equivalent cut-off grade, was 489 million tonnes grading 1.08% copper and 0.07 g/t gold, or 5.2 tonnes of copper and 1.17 million ounces of gold. The Far North now contains an estimated inferred resource of 618 million tonnes grading 1.19% copper and 0.10 g/t of gold, at a 0.60% copper equivalent cut off, containing
7.4 million tonnes of copper and 2.0 million ounces of gold.

FAR NORTH OYU ZONE - INFERRED RESOURCES JULY 2003 VS. FEBRUARY 2003

                                                                              COPPER
   DATE OF        CU. EQ. CUT-      TONNES       COPPER        GOLD          (MILLION           GOLD
   ESTIMATE       OFF GRADE (%)   (MILLIONS)       (%)         (G/T)          TONNES)         (OUNCES)
-------------------------------------------------------------------------------------------------------
July 21, 2003     > = 2.00           68.8         2.92         0.28            2.01            620,000
                  -------------------------------------------------------------------------------------
                  > = 0.60            618         1.19         0.10            7.38          1,950,000
-------------------------------------------------------------------------------------------------------
Feb. 26, 2003     > = 2.00           29.3         2.69         0.19            0.79            175,000
                  -------------------------------------------------------------------------------------
                  > = 0.60            489         1.08         0.07            5.26          1,170,000
=======================================================================================================

The current Far North inferred resource estimate incorporates results from 100 drill holes where as the February estimate incorporated results from 41 drill holes. A detailed analysis of the current estimated inferred mineral resources for the Far North Zone, at various copper equivalent cut-off grades, are provided in the following table.

14

FAR NORTH OYU ZONE - INFERRED RESOURCES JULY 2003

(VARIOUS CU EQUIVALENT CUT-OFF GRADES)

                                                                        COPPER              CONTAINED METAL
CU. EQ. CUT-                                              GOLD        EQUIVALENT    -----------------------------
OFF GRADE (1)                         COPPER GRADE        GRADE         GRADE          COPPER              GOLD
     (%)              TONNES               (%)            (G/T)          (%)          (TONNES)           (OUNCES)
-----------------------------------------------------------------------------------------------------------------
  >= 3.50           16,400,000            3.74            0.45          4.03           610,000            240,000
-----------------------------------------------------------------------------------------------------------------
  >= 3.00           34,900,000            3.36            0.38          3.60         1,170,000            430,000
-----------------------------------------------------------------------------------------------------------------
  >= 2.50           55,700,000            3.09            0.32          3.29         1,720,000            570,000
-----------------------------------------------------------------------------------------------------------------
  >= 2.00           68,800,000            2.92            0.28          3.10         2,010,000            620,000
-----------------------------------------------------------------------------------------------------------------
  >= 1.50          118,600,000            2.35            0.20          2.48         2,790,000            750,000
-----------------------------------------------------------------------------------------------------------------
  >= 1.25          228,700,000            1.85            0.14          1.94         4,240,000          1,010,000
-----------------------------------------------------------------------------------------------------------------
  >= 1.00          326,800,000            1.62            0.12          1.70         5,300,000          1,260,000
-----------------------------------------------------------------------------------------------------------------
  >= 0.90          357,800,000            1.56            0.12          1.63         5,570,000          1,360,000
-----------------------------------------------------------------------------------------------------------------
  >= 0.80          432,600,000            1.43            0.11          1.50         6,160,000          1,540,000
-----------------------------------------------------------------------------------------------------------------
  >= 0.70          529,800,000            1.29            0.10          1.36         6,850,000          1,740,000
-----------------------------------------------------------------------------------------------------------------
  >= 0.60          618,400,000            1.19            0.10          1.26         7,380,000          1,950,000
-----------------------------------------------------------------------------------------------------------------
  >= 0.50          824,200,000            1.02            0.09          1.08         8,370,000          2,490,000
-----------------------------------------------------------------------------------------------------------------
  >= 0.40        1,157,700,000            0.84            0.09          0.89         9,710,000          3,200,000
-----------------------------------------------------------------------------------------------------------------
  >= 0.30        1,610,500,000            0.69            0.08          0.74        11,110,000          3,990,000
=================================================================================================================

*1) Copper equivalent cut-off grades have been calculated using assumed metal prices (US$0.80/lb. for copper and US$350/oz. for gold); %Cu eq. = %Cu + Au (g/t) x (11.25/17.64).

 2) Copper equivalent grades have been calculated using assumed metal prices of US$350 per ounce gold and US$0.80 per pound copper. The contained gold and copper represent estimated contained metal in the ground and have not been adjusted for the metallurgical recoveries of gold and copper. The determination of an adjustment factor to account for differences in relative metallurgical recoveries between gold and copper will depend upon the completion of definitive metallurgical testing.

 3) Resource classifications conform to CIM Standards on Mineral Resources and Reserves referred to in National Instrument 43-101. Mineral resources that are not reserves do not have demonstrated economic viability. An indicated mineral resource is that part of a mineral resource for which quantity and grade can be estimated with a level of confidence sufficient to allow the application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. An inferred mineral resource is that part of a mineral resource for which quantity and grade can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified.

AMEC now estimates that the Oyu Tolgoi Project contains estimated inferred resources totalling 2.4 billion tonnes grading 0.61% copper and 0.14 g/t gold, at a 0.30% copper equivalent cut-off, containing approximately 14.7 million tonnes of copper and 11.2 million ounces of gold. This represents an increase of 45% in the amount of copper and a 24% increase in the amount of gold since AMEC's previous estimate issued in February this year. In addition, 509 million tonnes of indicated resources are estimated in the Southwest Zone grading 0.4% copper and 0.59 g/t gold, containing approximately 2.1 million tonnes (4.5 billion pounds) of copper and 9.7 million ounces of gold at the same cut-off grade.

15

TURQUOISE HILL RESOURCE TABLE BY ZONE
(BASED ON A 0.30% COPPER EQUIVALENT CUT-OFF)*

                                                                             CONTAINED METAL
                                                      COPPER      -----------------------------------------
                   RESOURCES    COPPER      GOLD      EQUIV.      COPPER          GOLD        COPPER EQUIV.
                   (MILLION      GRADE     GRADE      GRADE      (MILLION       (MILLION        (MILLION
     ZONE           TONNES)       (%)      (G/T)        (%)       TONNES)        OUNCES)        TONNES)(2)
-----------------------------------------------------------------------------------------------------------
SOUTHWEST ZONE
-----------------------------------------------------------------------------------------------------------
   Indicated         508.9       0.40       0.59       0.78          2.06         9.69            3.98
-----------------------------------------------------------------------------------------------------------
   Inferred          290.8       0.32       0.50       0.64          0.92         4.70            1.86
-----------------------------------------------------------------------------------------------------------
  SOUTH ZONE
-----------------------------------------------------------------------------------------------------------
   Inferred          270.3       0.39       0.13       0.48          1.07         1.10            1.28
-----------------------------------------------------------------------------------------------------------
 CENTRAL ZONE
-----------------------------------------------------------------------------------------------------------
   Inferred          236.8       0.67       0.18       0.79          1.59         1.36            1.86
-----------------------------------------------------------------------------------------------------------
FAR NORTH ZONE
-----------------------------------------------------------------------------------------------------------
   Inferred        1,610.5       0.69       0.08       0.74         11.11         3.99           11.93
-----------------------------------------------------------------------------------------------------------
 GRAND TOTAL:
   INDICATED         508.9       0.40       0.59       0.78          2.06         9.69            3.98
-----------------------------------------------------------------------------------------------------------
 GRAND TOTAL:
   INFERRED        2,408.4       0.61       0.14       0.70         14.69         11.15          16.90
===========================================================================================================

UPDATED TURQUOISE HILL RESOURCE TABLE BY DEPOSIT
(BASED ON A 0.60% COPPER EQUIVALENT CUT-OFF).*

                                                                                    CONTAINED METAL
                                                                             -----------------------------------
                                                                   COPPER                             COPPER
                               RESOURCES       COPPER      GOLD    EQUIV.     COPPER      GOLD         EQUIV.
                               (MILLION        GRADE      GRADE    GRADE     (MILLION   (MILLION     (MILLION
           ZONE                 TONNES)         (%)       (G/T)     (%)       TONNES)    OUNCES)      TONNES)(2)
----------------------------------------------------------------------------------------------------------------
       SOUTHWEST ZONE
----------------------------------------------------------------------------------------------------------------
          Indicated               267.0        0.53       0.86       1.08       1.42        7.35         2.88
----------------------------------------------------------------------------------------------------------------
          Inferred                126.6        0.44       0.68       0.87       0.55        2.78         1.10
----------------------------------------------------------------------------------------------------------------
         SOUTH ZONE
----------------------------------------------------------------------------------------------------------------
          Inferred                 48.4        0.61       0.26       0.77       0.29        0.40         0.37
----------------------------------------------------------------------------------------------------------------
        CENTRAL ZONE
----------------------------------------------------------------------------------------------------------------
          Inferred                147.5        0.84       0.24       0.99       1.24        1.14         1.46
----------------------------------------------------------------------------------------------------------------
       FAR NORTH ZONE
----------------------------------------------------------------------------------------------------------------
          Inferred                618.4        1.19       0.10       1.26       7.38        1.95         7.77
----------------------------------------------------------------------------------------------------------------
   GRAND TOTAL: INDICATED         267.0        0.53       0.86       1.08       1.42        7.35         2.88
----------------------------------------------------------------------------------------------------------------
    GRAND TOTAL: INFERRED         940.9        1.01       0.21       1.14       9.50        6.26        10.71
================================================================================================================

* The resource estimates for the Southwest, South and Central deposits were prepared by AMEC E&C Services Limited, of Canada, in February, 2003.

16

KHARMAGTAI AND OVOOT HYAR PROJECTS:

A second phase of diamond drilling was completed at the Gold Hill prospect and a first phase of diamond drilling completed at the Chun Prospect during the second quarter of 2003. Work at the Copper Hill, White Vein, Eagle and Falcon Prospects was suspended until later in the year, allowing field teams to concentrate on regional reconnaissance during the summer months.

Expenditures at Kharmagtai were approximately US$1.2 million, of which approximately US$0.9 million was spent directly on field mapping, diamond drilling, trenching and associated assaying.

GOLD HILL PROJECT:

Thirty seven diamond holes totalling 11,762 metres have been drilled at the Gold Hill Prospect, of which 19 holes totalling 5,528 metres were drilled in the second quarter of 2003. Holes were drilled off mainly 80 or 120 metres centres at dips of -45(degree) to -70(degree). Highlights of second quarter results include:

                     FROM               TO            INTERVAL            GOLD            COPPER
 HOLE                 (M)              (M)               (M)             (G/T)              (%)
================================================================================================
KHD187                22                56               34               0.45             0.53
================================================================================================
KHD226                210              256               46               0.46             0.35
================================================================================================
KHD229                104              132               28               0.43             0.43
================================================================================================
KHD230                38                70               32               0.46             0.57
================================================================================================
KHD233                20                54               34               0.36             0.48
================================================================================================
KHD240                 3               248               245              2.48             0.75
================================================================================================
KHD241                150              214               64               1.24             0.53
================================================================================================
KHD242                94               138               44               0.60             0.44
================================================================================================
KHD246                10                44               34               0.66             0.54
================================================================================================
KHD247                30               112               82               0.55             0.64
================================================================================================
KHD248                206              244               38               2.34             0.77
================================================================================================
KHD250                224              266               42               1.69             0.63
================================================================================================
KHD256                146              190               44               1.35             0.48
================================================================================================

Drilling during the second quarter of 2003 has indicated that the gold-copper mineralized system at Gold Hill is much larger than previously thought and is still open towards the northwest. Economic and highly anomalous mineralization crops out at surface, or subcrops beneath shallow Quaternary cover, over an area of approximately 300 metres by 450 metres and extends to a depth of at least 500 metres. Several vertical high grade pipes are present within the broader zone of mineralization, one of which remains largely untested below 50 metres.

Copper-gold mineralization at Gold Hill is associated with a dioritic intrusive complex

17

consisting of microdiorites, diorites, pyroxene-hornblende diorites, quartz diorites and monzodiorites. The wallrocks are hornfelsed tuffaceous sediments which have undergone low grade regional metamorphism. The higher grade copper-gold mineralization is associated with well developed quartz + chalcopyrite vein stockworks which locally comprise 5-15 % of the rock by volume. Individual veins are typically between 5-20 mm wide and consist of granular quartz with indistinct sulphide-rich centres. Alteration associated with these veins has been largely obscured by later alteration events, but was probably of a moderate intensity potassic type comprising albite + quartz + biotite + epidote + chalcopyrite + pyrite +/- magnetite.

Hydrothermal breccias have been intercepted in some Gold Hill drill holes and contain up to 10% matrix pyrite, chalcopyrite and tourmaline. They occur as pipe-like bodies metres to tens of metres in thickness and their potential remains largely untested. Younger tourmaline breccias containing mostly pyrite are also present and appear to postdate the main copper mineralizing event.

Recent work at Gold Hill has focused on better understanding the structural controls on mineralization and the effects of post-mineralization faulting. This has indicated that several of the higher grade zones are offset by west-northwest/east-southeast trending faults and that mineralization remains open to the northwest.

A third phase of diamond drilling totalling approximately 5,000 metres is planned for the fourth quarter of 2003 to test the strike and depth extension of mineralization. Further work is also required to test coincident chargeability and magnetic anomalies, which occur proximal to Gold Hill and display similar geophysical signatures. Most of these anomalies occur beneath Quaternary and Recent cover and will require drill testing.

CHUN PROJECT:

A detailed geological mapping program of the Chun Prospect was completed during the second quarter of 2003. As part of this program 21 trenches totalling 8,513 metres and eight diamond holes totalling 2,400 metres were completed. The trenches and diamond drill holes were designed to test an area of highly gold anomalous quartz vein float and coincident circular magnetic high.

Mapping of limited outcrop and continuous trench exposure indicate that the Chun Prospect comprises a series of granodiorite, diorite, quartz diorite and microdiorite intrusives that have been emplaced into a volcanoclastic sandstone and siltstone package. Mineralization is characterised by several broadly circular to northeast-southwest trending zones of malachite and hematite-stained, quartz +/- pyrite +/- magnetite +/- chalcopyrite stockwork veins, which crop out over several hundred square metres. Rock-chip grab samples of veined material routinely assayed over 0.5 g/t gold. Highly gold-anomalous quartz-tourmaline breccias are locally developed. Post-mineralization north-south and northeast-southwest trending latite, trachyte and monzonite dykes are common in the northwest of the prospect.

Diamond drill holes were designed to test the shallow depth extension of surface mineralization and were drilled at -45(degree) to depths of between 250 metres to 425 metres. All holes intercepted a variety of dioritic, granodioritic and quartz dioritic intrusives, localised quartz diorite breccias and narrow intervals of volcanoclastic sandstone/siltstone. Patchy mineralization was encountered as weakly developed quartz +/- chalcopyrite +/- pyrite +/- magnetite vein stockworks hosted in granodiorites and diorites. Occasional breccias and shears are infilled with quartz + blebby pyrite +/-

18

magnetite +/- minor tourmaline +/- minor chalcopyrite. Unmineralized latite, trachyte and monzonite dykes are common in some holes.

Gold and copper assay results from trenches and diamond drill holes were of low significance and further work is not planned at the Chun Prospect. However, immediately north of the Chun Prospect a significant chargeability high occurs beneath Quaternary cover, which will require drill testing at a later date.

SARAN UUL PROJECT:

Geological mapping of the Saran Uul Project during the fourth quarter of 2002 and the first quarter of 2003 identified a porphyry copper target comprising a series of monzodiorite, granodioirite, hornblende-biotite granodiorite and diorite stocks. Stockwork quartz veins are variably developed within the intrusives and copper and iron oxides are common throughout the prospect. Assays from over 100 rock chip grab samples defined an area of approximately 900 metres by 450 metres averaging 0.40 g/t gold, 0.70 % copper and 90 g/t molybdenum. Within this zone is a higher grade core of approximately 250 metres by 400 metres where rock chips assays averaged 1.1 g/t gold.

A gradient array induced polarization survey totalling 220 line kilometres was completed during the first quarter of 2003. The survey defined a broadly east-west trending chargeability up to 350 metres wide and 1.2 kilometres in length, which occurs coincident with the main zone of copper oxide and gold anomalism.

Twenty five trenches totalling 17,413 metres and 13 diamond drill holes totalling 3,844 metres were completed at Saran Uul during the second quarter of 2003. The trench program comprised a grid of north-south and east-west oriented trenches which were designed to test areas with anomalous surface geochemistry and geology. Samples were collected as continuous five metre composites and assayed for gold, copper and molybdenum. Several zones with abundant copper and iron oxides were identified in some trenches and returned anomalous gold and copper assays. However, overall trench assay results were of low significance.

Diamond drill holes were designed to test the depth extension of mineralization associated with surface copper oxides, gold and copper anomalous rock-chip grab and trench samples, and IP chargeability anomalies. Holes were drilled off 120 metre and 240 metre centres at -50(degree) to depths of between 200 metres to 340 metres. All holes intercepted a sequence of weakly to moderately mineralized monzodiorites, granodiorites, diorites and occasional tuffaceous sandstones. The basal contact of the intrusives occurs at down hole depths of between 250 metres to 350 metres and is defined by sheared and fractured coal beds, carbonaceous siltstone and sandstones, and interbedded siltstones, sandstone, conglomerates and ash-fall tuffs. That these sediments are unmineralized, show no evidence of hornfels development and are in sheared contact with the overlying intrusives, indicates a thrust contact.

Mineralization within the intrusives is characterized by rare to locally common quartz + chalcopyrite +/- molybdenite veins and fracture fill, disseminated chalcopyrite and rare quartz + K-feldspar + dolomite + sulphide veins. Assay results were generally anomalous and the more significant intercepts include:

150 m @ 0.08 g/t Au and 0.37 % Cu (16-166 metres: SUD001)

64 m @ 0.06 g/t Au and 0.44 % Cu (30-94 metres: SUD002)

80 m @ 0.07 g/t Au and 0.35 % Cu (22-102: SUD007)

19

Drilling at Saran Uul has identified a weak copper mineralized intrusive package that has been thrust over unmineralized sediments. Further work is required to locate the roots of this system. In addition, Ivanhoe holds a large area of contiguous licences around the Saran Uul prospect which are highly prospective for economic mineralization. Detailed ground follow-up of these licenses is planned for the last quarter of 2003.

Expenditures at Saran Uul during the second quarter of 2003 were approximately US$600,000, of which approximately US$450,000 was spent on field mapping and sampling, diamond drilling, trenching and associated assaying.

OYUT ULAAN PROJECT:

The Oyut Ulaan project comprises a variety of targets which extend over an area of approximately 12 kilometres by 6 kilometres. These include a copper mineralized tourmaline-breccia pipe complex (Oyut Ulaan), an extensive area of colluvium with abundant copper oxides and gold anomalous quartz vein float (Stariy), several gold-copper anomalous quartz vein stockwork zones (Stockwork, Southeastern and Diorite Trench), a series of chargeability anomalies with peripheral magnetic highs and scattered subcrop hosting gold anomalous quartz veins (Hulan, Hulan East, Hulan Far East and Temee) and a gold-copper anomalous magnetite skarn (Nowie).

Detailed geological mapping and surface rock chip sampling was completed during September and October 2002. This program included 890 kilometres of ground magnetics and 700 line kilometres of gradient array induced polarization. Expenditures for this phase of the exploration were approximately US$100,000.

Diamond drilling commenced at Oyut Ulaan in June 2003 and is ongoing. Drilling to date has focused on the Stockwork prospect which is characterized by a broadly east-west trending zone of diorite and monzodiorite, which hosts a well developed stockwork of malachite-stained, quartz +/- chalcopyrite +/- bornite veins. The surface expression of the mineralization is approximately 300 metres by 30 metres and is associated with a moderate intensity chargeability and magnetic anomaly. Assay results of rock chip grab samples and select vein phases assayed up to 5 g/t gold.

Several shallow drill holes have been completed and have intercepted weakly to moderately developed quartz + chalcopyrite + bornite +/- magnetite vein stockworks over downhole intervals of 30 metres to 50 metres. Individual veins are between two to ten millimetres wide and have sulphide rich centres. Assay results are pending.

Approximately US$300,000 was spent at Oyut Ulaan during the second quarter of 2003, of which almost US$230,000 was spent directly on diamond drilling and associated assaying.

SHUTEEN PROJECT:

The Shuteen Project is located approximately 500 kilometres south-southeast of Ulaan Bataar and occurs within the Southern Mongolian Mineralized belt that hosts Oyu Tolgoi. It is characterised by an extensive, broadly north-south trending silica-clay lithocap, with a strike length of over six kilometres and width of up to one kilometre. Multiphase, strongly hematitic, matrix to clast supported breccias form a series of knobbly outcrops to the south of the main lithocap and may represent a cluster of breccia pipes.

20

Detailed mapping and rock-chip grab sampling of the Shuteen Prospect was conducted over several periods during the third and fourth quarters of 2002. As part of this program trenches were excavated to better define geology and structure in several key areas blanketed by shallow Quaternary cover. A total of 1,800 line kilometres of ground magnetics and 1,000 kilometres of gradient array induced polarization geophysics were also completed. The program identified a series of broadly east-west trending chargeability highs which occur beneath the lithocap coincident with areas of subdued field magnetic response. Assay results from rock chip and trench samples were generally highly anomalous in molybdenum. Overall gold and base metal assay results were not significant.

Four diamond drill holes totalling almost 2,000 metres were completed in the second quarter of 2003. Two holes targeted the depth extension of the southern hematitic breccias and two holes were designed to test chargeability anomalies beneath the silica-clay lithocap. All holes drilled beneath areas off highly anomalous molybdenum rock-chip geochemistry and intercepted sulphides.

An andesitic volcanoclastic sequence comprising autobreccited lavas, tuff breccias, lapilli tuffs, ash-fall tuffs and tuffaceous sandstones and siltstones was intercepted in all drill holes. Porphyritic andesite dykes and sills may be present. Weak to strong silica - clay - pyrite +/- sericite +/- alunite is the dominant type of alteration and is pervasive in the more porous auto-brecciated and tuffaceous interval. Very narrow (<20 centimetres) zones of vughy silica occur rarely. Pyrite is the dominant sulphide and occurs as fine disseminations, fracture fill and as a matrix infill in brecciated units. Chalcopyrite and bornite occur in trace amounts.

Diamond drill core was assayed as two metre composites for gold, copper and molybdenum. Assay results from all holes were of low significance and no further work is planned for the immediate future at Shuteen.

Approximately US$1 million has been spent at Shuteen to date, of which approximately US$400,000 was spent in the second quarter of 2003.

GENERAL RECONNAISSANCE, MONGOLIA:

Detailed prospect mapping and rock-chip sampling of several high priority targets commenced during the second quarter of 2003 and has been completed at the Nergui Project.

The Nergui Project is located approximately 1,000 kilometres west-northwest of Ulaan Bataar and was first visited by Ivanhoe in 2001 as part of a regional helicopter-based reconnaissance survey. Two prospects have so far been identified: Central Nergui and South Nergui.

CENTRAL NERGUI comprises an east-west trending zone with a strike length of approximately four kilometres and a width of up to 500 metres. Mineralization is hosted in a series of coarsely crystalline gabbroic bodies and occurs in outcrop and subcrop as malachite and lesser azurite. Disseminated and fracture filling chalcopyrite and pyrite were noted in some samples.

The SOUTH NERGUI prospect is characterized by a series of granitic stocks which have intruded into a medium grained granodiorite. Individual stocks are up to 500 metres

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by 300 metres and are locally biotite - magnetite - K-feldspar altered. Minor chalcopyrite - pyrite +/- bornite is present in several less altered samples.

Expenditures at Nergui during the second quarter of 2003 were approximately US$8,000. Further work is planned once assay results have been received.

KOREA:

Exploration activities are currently focused on the nearby Kunsan and Gasado Island prospects, with an emphasis on delineating resources that could be processed in the Eunsan mill.

CHINA:

Ivanhoe is exploring for gold, copper and platinum-group metals (PGMs) in China primarily through a joint venture with Pacific Minerals Inc. Ivanhoe has the right to participate in the development of Pacific's 217 Gold Project in Inner Mongolia, the JBS Platinum Palladium Project in Yunnan Province, and a right of first refusal to participate in any new mineral projects discovered by Pacific in China (excluding Anhui Province). In each case, Ivanhoe will have the right to gain the majority interest in the property by advancing it to production.

VIETNAM:

Ivanhoe holds a minority interest in a gold exploration joint venture in Vietnam with Olympus Pacific Minerals, a public Canadian mineral exploration company, and Zedex Ltd. a New Zealand registered investment company. The Joint Venture's principal project is the Phuoc Son gold project, in northwestern Quang Nam Province, Central Vietnam.